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04035502

July 12, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

SUPPL

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated June 22, 2004 announcing the inauguration of a galvanizing line in Turkey and a press release dated June 28, 2004 announcing that Arcelor has entered into definitive binding agreements with Companhia Vale do Rio Doce ("CVRD") aiming at consolidating the shareholding control of Companhia Siderúrgica de Tubarão ("CST").

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

PROCESSED
JUL 19 2004
THOMSON FINANCIAL

Manuel A. Orillac

dlw 7/15

Enclosure
cc: Martine Hue
Arcelor SA

arcelor

PRESS RELEASE

Inauguration of a galvanizing line in Turkey

Luxembourg, 22 June 2004 – On Saturday, June 19th, the Turkish cold-rolled steel producer Borçelik inaugurated a USD 140 million investment into a hot-dip galvanizing line, to modernize and increase the capacity of the existing plant. Borçelik is owned by Arcelor, world largest steel producer; Borusan, leading Turkish industrial corporation; Erdemir, the leading Turkish steel producer; and IFC, an entity of the World Bank.

The plant now boasts an annual capacity of 900 000 tonnes of cold-rolled steel and more than 450 000 tonnes of hot dip galvanized steel per year.

Borçelik will supply high-quality galvanized steel, including Arcelor's Extragal™ for premium applications, to the growing automotive industry and to major white goods producers in Turkey and in the region.

This move allows Arcelor to strengthen its position in steel for the automotive industry and the white goods sector in Turkey and to develop its co-operation with its local customers and industrial partners.

The investment project was initiated at the end of 2001 and the first coil was galvanised in September 2003. The new unit has been officially inaugurated in presence of the Prime Minister of the Republic of Turkey, Recep Tayyip Erdogan, Guy Dollé CEO of Arcelor, Ahmet Kocabiyik, CEO of Borusan and Chairman of Borçelik, Recai Berber, Chairman of Erdemir.

Guy Dollé said during the opening ceremony: "I am proud of what has been achieved here together at Borçelik. Our partnership has created value for everyone", adding: "We have been committed to Turkey for 15 years and this country will continue to be a key focus area for the development of Arcelor in the future."

Arcelor is active in flat carbon steel production as well as in distribution, transformation and trading of steel in Turkey. Key subsidiaries and joint ventures include, besides Borçelik, Sollac Ambalaj (packaging), Bamesa Çelik (steel service centre for the automotive industry), Arcelor FCS Turkey (supplying flat carbon steel products to the automotive sector and to general industry), Uginox Sanayi (steel service centre for stainless products) and Arcelor International Turkey, a sales organisation offering flat and long carbon steel products.

Borçelik was founded in 1989. Cold rolled coil production started in 1994 in Gemlik (in north western Turkey, near Bursa, on the coast of the Marmora Sea). In 2003, the company generated sales in excess of USD 220 million, with shipments of more than 500 000 tonnes of steel.

Arcelor is the world's largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tons of steel in 2003. Employing 98,000 employees in over 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor is by far the world's leading supplier of steel for automotive applications. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Media relations
Patrick Seyler: +352 4792 2362
Jean Lasar: +352 4792 2359
(Spain)
Ignacio Agreda: +34 94 4894 162
Oscar Fleites: +34 985 1260 29
(France) Sandra Luneau: +33 1 41 25 65 04

Investor relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

arcelor

Press Release

Arcelor consolidates its controlling position in Companhia Siderúrgica de Tubarão ("CST")

Luxembourg, 28 June, 2004 – Arcelor S.A. ("Arcelor") announces it has entered into definitive, binding agreements with Companhia Vale do Rio Doce ("CVRD") aiming at consolidating the shareholding control of Companhia Siderúrgica de Tubarão ("CST") (the "Transaction") to be financed via a share capital increase by way of warrants (the "Capital raising") of approximately EUR 1 billion.

Transaction summary

Arcelor and CVRD have entered into certain agreements pursuant to which:

- Arcelor has agreed to purchase from CVRD, directly and indirectly, 869,045,672 common shares which are not subject to the CST Shareholders' Agreement, representing 4.42% of the voting capital, and 9,381,163,397 preferred shares of CST, representing 29.96% of the non-voting capital, and other rights relating to the acquisition of common shares of CST which are the object of the call option granted by Acesita to CVRD referred to below, pursuant to the terms and conditions of the asset purchase agreement (the"Purchase Agreement").The transfer of such assets is expected to occur on 15 September, 2004.This transaction is subject to conditions precedent consistent with a transaction of this nature, including inter alia approval by relevant anti-trust authorities;

- Arcelor and CVRD have agreed to anticipate the call option of Arcelor and put option of CVRD, granted in March 2003, relating to the purchase and sale of 4,034,524,170 common shares of CST held by CVRD and which are subject to the CST Shareholders' Agreement, representing 20.51% of the voting capital ("CVRD-CST Put and Call Agreement"), and which may be exercised upon the satisfaction of a number of conditions precedent consistent with transactions of its nature; and

- CVRD has agreed to transfer to Arcelor its rights and obligations under certain agreements entered into between Acesita S.A ("Acesita"), CVRD and Arcelor, pursuant to which Acesita agreed to transfer, upon the satisfaction of certain conditions precedent, to CVRD, 1,460,138,708 common shares that Acesita holds indirectly in CST, representing 7.42% of the voting capital, *and which are subject to the CST Shareholders' Agreement* (the "*Acesita-CST Put and Call Agreement*", and *together* with the CVRD-CST Put and Call Agreement, the "Put and Call Agreements").

The Put and Call Agreements are subject to the satisfaction of conditions precedent consistent with transactions of that nature. The options are exercisable upon the earlier of (i) the termination of the CST Shareholders' Agreement, (ii) the acquisition by Arcelor of all the ordinary shares subject to the CST Shareholders' Agreement (other than those held by Acesita and CVRD) or (iii) the granting of waivers, in a form satisfactory to Arcelor, in respect of certain pre-emptive rights of all parties to the CST Shareholders' Agreement.

On 21 May 2004, in accordance with a provision of the CST Shareholders' Agreement, Aços Planos do Sul S.A., a subsidiary of Acesita, notified all other parties to the CST Shareholders' Agreement that it does not wish to renew the existing CST Shareholders Agreement upon the expiration thereof on 25 May 2005. Such notification could have been delivered, up to 25 May 2004, by any of the parties to the CST Shareholders Agreement. Accordingly, the current CST Shareholders Agreement will terminate on that date.

Arcelor shall pay CVRD US$415,133,467.29, in cash, for the total number of shares of CST and the rights to be purchased under the Purchase Agreement.

Arcelor shall pay CVRD US$163,398,228.89, in cash, for the total number of shares of CST to be purchased pursuant to the exercise of its call option under the CVRD-CST Put and Call Agreements plus interest thereon at the rate of LIBOR plus 1.50% per annum less dividends paid on such shares until the exercise of such option.

On the date hereof, Arcelor holds, directly and indirectly, 4,903,569,842 CST common shares, representing 24.93% of the voting capital, and 9,381,163,397 CST preferred shares, representing 29.96% of the non-voting capital. The current shareholding of Arcelor is equal to 14,284,733,239 shares, representing 28.02% CST's total share capital.

Following the acquisition of CST common shares indirectly held by Acesita, pursuant to a call option agreement granted by Acesita to Arcelor in March, 2003, as announced at that time to the market, and after the implementation of the Transaction, Arcelor

shall hold directly or indirectly, 12,727,417,100 CST common shares, representing 64.72% of the voting capital, and 18,762,326,794 CST preferred shares, representing 59.92% of the non-voting capital, making a total of 31,489,743,894 shares, which represents 61.77% of the share capital of CST. Following these transactions, Arcelor shall become the sole controlling shareholder of CST.

The Transaction is expected to be completed during the second half of 2005.

Transaction rationale

The Company considers that the Transaction and the warrants rights issue provide the following benefits to Arcelor and its shareholders:

- Accelerating the consolidation of CST ownership - one of the lowest cost, high quality steel producers globally
- Enhances Arcelor's scale and presence in the global carbon steel market
- Increases exposure to well invested assets with which Arcelor is intimately familiar with and which have significant growth potential
- Geographic diversification of revenue and earnings streams towards a more competitive and balanced international portfolio
- Re-confirms Arcelor's position and commitment to Brazil – one of the world's most attractive steel making regions

Arcelor is positioned to play a leading role in the consolidation of the steel industry, both globally and within Brazil. The Transaction is another major step forward for Arcelor with respect to growth and investment in Brazilian steel.

Transaction background

At present, Arcelor has direct and indirect interests in three listed entities in Brazil, i.e:

- a 27.68% interest in Acesita (38.94% interest in the ordinary capital and 22.04% interest in the preferred capital);
- a 54.03% interest in Belgo Mineira S.A. ("Belgo Mineira") (60.60% interest in the ordinary capital and 45.97% interest in the preferred capital);
- a 28.02% interest in CST (directly and indirectly, excluding indirect interest through Acesita, a 24.93% interest in the ordinary capital and 29.96% interest in the preferred capital); and

a 75% interest in an unlisted entity, Vega do Sul, the remaining shares being owned by CST.

Arcelor has a long established presence in, and commitment to Brazil which is reinforced by the Transaction. Arcelor (through one of its predecessor companies, Arbed) first invested in Belgo Mineira in 1920, whilst its investments in Acesita and CST (through another of Arcelor's predecessor companies, Usinor) first occurred in 1998. Arcelor's most recent investment of US$456 million in the Vega do Sul Cold Rolled Coil and Galvanising plant, a joint venture between Arcelor and CST, created some 500 jobs. Through Board participation and other management positions, Arcelor plays a significant role in determining the strategic, operating and financial policies of all the above companies.

Arcelor's interests in Brazil represent a core part of its strategy to remain globally competitive, deploy capital where it can produce high quality products cost efficiently, serve its chosen global customer base and create value for its shareholders.

Deutsche Bank AG London is acting as sole financial advisor to Arcelor on the Transaction.

Arcelor is the worlds largest steel producer, with a turnover of 25.9 billion euros and shipments of 40.2 million metric tonnes of steel in 2003. Employing 98,000 employees in 60 countries, the company is a major player in all its main markets: automotive, construction, household appliances and packaging as well as general industry. Arcelor places its commitment to sustainable development at the heart of its strategy and ambitions to become a benchmark for economic performance, labour relations, social responsibility and environmental protection in the world of steel.

Investor Relations
Martine Hue: +352 4792 2151
00 800 4792 47
+ 33 1 41 25 9898

If and when a warrants rights issue is announced, as from the date of such announcement, a prospectus relating to the warrants and the underlying shares would be made available at the offices of Arcelor in Luxembourg (19, avenue de la Liberté, L-2930 Luxembourg).

Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Arcelor undertakes no obligation to publicly update or revise any forward-looking statements.

The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referred to herein, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States absent registration or an exemption from registration.

This announcement does not constitute an offer of the Warrants or the new shares in any jurisdiction, including Luxembourg and Belgium. The making of an offer will be subject to all applicable market authorities' approval none of which has been obtained.

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at persons who (1) are outside the United Kingdom; (2) have professional experience in matters relating to investments; (3) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001; or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the transaction and the warrants rights issue may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Stabilization / FSA

This press release does not constitute an offer of rights or shares for sale or a solicitation of an offer to purchase rights or shares in Germany and is for information purposes only. Readers of this press release are requested to inform themselves about and to observe any such restrictions. No public offering of rights or shares is being conducted in Germany. Any offer or sale of rights or shares in Germany may only be made in compliance with the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz). No sales prospectus (Verkaufsprospekt) under the German Securities Sales Prospectus Act has been, or will be, published with respect to the rights or shares.

Applicable Italian law restricts the distribution of this press release or any other document relating to the rights and the shares and the offering of rights and the shares in the Republic of Italy. Except for persons who qualify as professional investors (as defined in Article 31, second paragraph, CONSOB Regulation no. 11522 of July 1998, as amended) acting for their own accounts and not as depositories or nominees for other shareholders, this press release is not intended to be directed at Italian residents and is not being made, directly or indirectly, in or into, and may not be acted on from within, the Italian jurisdiction.

This press release does not constitute an offer of the warrants or the new shares in Spain. Any such offer shall be subject to prior fulfilment of the requirements set forth in the Spanish Securities Market Act and ("Ley 24/1988"), as amended, and the Royal Decree on Issues and Public Offerings of Securities ("Real Decreto 291/1992"), as amended, and further applicable legislation.

This press release is not directed or intended to be directed at residents of the Netherlands and is not being made, directly or indirectly, in or into, and may not be acted on from within, the Netherlands .Therefore this press release does not constitute an offer, an announcement of an offer or the announcement of a forthcoming offer of any securities in the Netherlands.Should any offer or announcement of an offer of securities be made into the Netherlands such offer shall be restricted to persons who trade or invest in securities in the conduct of their business or trade, unless such offer may otherwise be or become allowed under the 1995 Act on the supervision of the securities trade (Wet toezicht effectenverkeer 1995).

This press release does not constitute a public offering in France or a public solicitation in view of a public offering. Any public offering in France will be made by means of a prospectus submitted for the visa of the Autorité des marches financiers.

Notes for editors

Arcelor's current investments in Brazil

Acesita

Acesita is the only integrated producer of flat and long stainless and silicon steel producer in Latin America and has a market share of over 90% in Brazil. The company is headquartered in Belo Horizonte with its main steel making facility located in Timóteo, Minas Gerais. *In 2003, the company produced 850kt of stainless steel.*

Acesita is a totally integrated, low-cost stainless steel producer with operations spanning the value chain from pig iron production, produced at its two blast furnaces, through to high value-add products on which it has an increasing focus. The company also benefits from an established distribution and logistics network to serve its markets.

Acesita enjoys significant brand recognition in both the export (in excess of 50% of sales volume in 2003) and domestic markets . The company primarily serves the consumer durables, construction and automotive sectors.

Acesita is a publicly listed company in Brazil with a current market capitalisation of approximately US$578million.

Belgo Mineira

Belgo Mineira is an integrated long carbon steel and wire rod producer. The company is Brazil's largest wire rod producer and Brazil's second largest long products producer. Belgo Mineira has annual production of approximately 2.7mt of carbon steel.

Belgo Mineira produces steel at six main sites in Brazil: the Monlevade, Juiz de Fora and Itaúna mills and the Sabará plant in Minas Gerias, Piracicaba (Sao Paulo) and Vitoria (Espiritu Santo).

Belgo Mineira is a publicly listed company in Brazil with a current market capitalisation of US$1.7billion.

CST

CST is a world leader in the carbon steel custom slab market. CST is one of the world's lowest cost producers of carbon steel. In 2003, the company produced 4.8mt of finished slab (capacity 5.0mtpa) and has installed capacity to produce up to 2mtpa of Hot Rolled Coil ("HRC").

CST is located in the Grande Vitória region of Espírito Santo state in South Eastern Brazil with its main facility being located in Serra. CST is located adjacent to the Praia Mole port.

CST exports approximately 90% of its production to a variety of customers in order to serve end markets including the automobile, appliances, shipbuilding, oil pipeline, civil engineering and construction sectors.

CST is a publicly listed company in Brazil with a current market capitalisation of US$1,425million

Vega do Sul

Located in São Francisco do Sul in the State of Santa Catarina (south of Brazil), Vega do Sul is a steel galvanising project serving the Brazilian automotive industry. The plant commenced operations on 27 July 2003 following an investment of US$456 million, and was officially inaugurated on 27 April 2004. The project is jointly owned by Arcelor (75%) and CST (25%). Total production for 2004 is estimated at 420kt moving up to its current installed capacity of 880ktpa by 2005. Capacity may be further increased up to a potential 1.2mtpa.